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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          CAPITAL MEDIA GROUP LIMITED
                               (Name of Issuer)

                                 Common Stock,
                               $.0001 par value
                        (Title of Class of Securities)

                                   14030810
                                (CUSIP Number)

                                 Groupe AB SA
                        132, avenue du President Wilson
                      93213 La Plaine Saint Denis, France
                             011-33-1-49-22-20-01


                                 Claude Berda
                             3 Chemin du Port Noir
                           Geneva, 1207, Switzerland
                             011-33-1-49-22-20-01

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 27, 1999
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.14030810                      13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Groupe AB SA (Foreign person - no number available

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             22,599,124 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        N/A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             22,599,124 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,599,124

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        59.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14030810                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Claude Berda (Foreign person - no number available)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             22,775,076 Ordinary shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        38,570 Ordinary Shares (see item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             22,775,076 Ordinary Shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        38,570 Ordinary Shares (see item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,813,646 Ordinary Shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        59.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

          This statement relates to the post-reverse-split common stock (each, a "Share") of Capital Media Group Limited, a Nevada corporation with its principal executive offices at 2 rue du Nouveau Bercy, 94220 Charenton, France (the "Company").



ITEM 2.  IDENTITY AND BACKGROUND

          (a) This statement is being filed by Mr. Claude Berda and Groupe AB SA, a French corporation;

          (b) Mr. Berda resides at 3 Chemin du Port Noir, Geneva, 1207, Switzerland. Groupe AB SA ("Groupe AB") is a French corporation with its principal executive offices at 132 avenue du President Wilson, 93213 La Plaine Saint Denis, France;

          (c) Mr. Berda is the Chairman of the Board and Chief Executive Officer of Groupe AB;

          (d) during the past five years, neither Groupe AB, nor Mr. Berda has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors);

          (e) during the past five years, neither Groupe AB, nor Mr. Berda has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws; and

          (f) Mr. Berda is a citizen of France.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On October 22, 1999, the stockholders of the Company adopted a resolution, which became effective on October 27, 1999, ratifying the issuances of securities andauthorizing the conversion of certain convertible debt owed by the Company to Groupe AB pursuant to a resolution of the Board of Directors (the "Board") of the Company, all as described below, after giving effect to a reverse split of the Company's outstanding common stock on a ten-for-one basis.

          On September 10, 1999, the Board adopted a resolution, subject to stockholders' approval, authorizing the issuance of the following securities of the Company to Groupe AB, for loans provided to the Company and for the provision of a guarantee to a German bank providing a lending facility to Onyx Television GmbH ("Onyx"), a subsidiary of the Company, and determined that the consideration which had been received by the Company in connection with the issuance of such securities is adequate:

          1. On May 28, 1999, the Company received a loan of $150,000 from Groupe AB with a maturity of two years and bearing interest at the rate of 10% per annum. In connection with the loan, the Company granted Groupe AB a two-year warrant to purchase 150,000 Shares at an exercise price of $1.00 per share.

          2. On August 23, 1999 and August 27, 1999, the Company received from Groupe AB loans of $54,839 and $272,500 with a maturity of two years and bearing interest at the rate of 10% per annum. In connection with the loan, the Company granted Groupe AB a two-year warrant to purchase 327,339 Shares at an exercise price of $1.00 per share.

          3. In September 1999, Groupe AB provided a two-year guarantee by way of a letter of comfort to Sparkasse Bank, Cologne for a maximum of DM 1,500,000 (US$810,000) plus accrued interest against a bank facility of DM 3,000,000 granted to Onyx. In connection with the guarantee provided, the Company granted Groupe AB a two-year warrant to purchase 810,000 Shares at an exercise price of $0.10 per share. Further, in the event that the guarantee given by Groupe AB is called upon by the bank, then the Company agreed to issue to Groupe AB such number of pre-reverse-split shares of its common stock at an exercise price of $0.10 per share as are equal to the amount called upon to repay by Groupe AB at the rate of one share of common stock for each $0.10 of loan and interest paid.

          The Board also approved the following financial arrangements with Groupe AB, subject to stockholders' approval, regarding certain convertible debt of the Company owed to Groupe AB:

          1. In 1998, Groupe AB made a loan to the Company of $2.4 million. In respect of obligations owed to Groupe AB, the Company agreed, immediately after the authorization of the reverse split, to convert the loan into 2,000,000 Shares at a conversion price of $1.00 per Share.

          2. In October 1998, the Company entered into a two-year services agreement with Groupe AB under which Groupe AB agreed to provide technical services to Onyx. Additionally, the Company received $60,000 per month in cash from Groupe AB. The value of these services and funding over two years to the Company was determined to be $6,640,000, corresponding to 6,640,000 Shares at an exercise price of $1.00 to be issued after the reverse split. The Company agreed, immediately after the authorization of the reverse split, to convert a portion of this loan into 3,720,000 Shares at a conversion price of $1.00 per Share. The Company remained obligated to issue to Groupe AB an additional 2,920,000 Shares over the one year following the initial conversion.

          3. In March 1999, Groupe AB agreed to lend the Company an additional $6,000,000. The Company agreed, immediately after the authorization of the reverse split, to convert a portion of this loan into 5,578,416 shares at a conversion price of $1.00 per Share. The Company remained obligated to issue an additional 421,584 Shares to Groupe AB following the conversion.

          4. The Company agreed to issue an additional 2,358,452 Shares to Groupe AB in respect of penalty and interest due on the convertible debt described above.

          Following the reverse split, in accordance with the financial arrangements of the Company with Groupe AB as described above, the Company issued 13,656,868 Shares to Groupe AB, including Shares representing the conversion into shares of interest and penalty due on the convertible debt. As a result of the reverse stock split and the issuance of Shares upon conversion described above, Groupe AB became the beneficial owner of 13,976,868 Shares and warrants to purchase an additional 1,467,339 Shares effective October 27, 1999.

          Since October 1999, the Company has issued the following warrants and Shares to Groupe AB which have been funded as described below:

          1. In December 1999, Groupe AB made a loan to the Company of $500,000 for general working capital purposes. The loan is due in December 2001 and bears interest at a rate of 10% per annum. In connection with the loan, the Company granted Groupe AB a warrant exerciseable until December 2001 to purchase 500,000 Shares at an exercise price of $1.00 per Share.

          2. In January 2000, Groupe AB made a loan to the Company of $500,000. The loan is due in January 2002 and bears interest at the rate of 10% per annum. In connection with the loan, the Company granted Groupe AB a warrant exerciseable until January 2002 to purchase 500,000 Shares at an exercise price of $1.00 per Share.

          3. In March 2000, Groupe AB made a loan to the Company of $1,000,000 for working capital. The loan is due in March 2002 and bears interest at the rate of 10% per annum. In connection with the loan, the Company granted Groupe AB a warrant exercisable until March 2002 to purchase 1,000,000 Shares at an exercise price of $1.00 per Share.

          4. The Company issued to Groupe AB a total of 3,341,584 Shares that remained to be issued pursuant to the Company's contractual obligations under the loan provided by Groupe AB to the Company and the services agreement between Groupe AB and the Company, all as described above.

          5. The Company issued a total of 480,000 Shares to Groupe AB at a price of $1.00 per Share in June and July 2000. Groupe AB purchased these shares as part of an ordinary course subscription and paid for them with funds from working capital.

          6. In February 2001, Groupe AB entered into a loan agreement with the Company providing for a loan to the Company by Groupe AB in an amount of up to $800,000 for general working capital purposes. The loan bears interest at a rate of 10% per annum and was due April 30, 2001. In connection with the loan, the Company granted Groupe AB a warrant to purchase 1,333,333 Shares at an exercise price of $0.60 per Share.

          As a result of these further issuances, Groupe AB became the owner of a total of 17,798,452 Shares and warrants to purchase an additional 4,800,672 Shares.

          The other Shares beneficially owned by Mr. Berda (see item 5) were acquired prior to the reverse split of the Company's common stock and the acquisition of such Shares were funded by the working capital of the entities that own those Shares of record. Mr. Berda also owns warrants to purchase 35,952 Shares, which warrants were acquired prior to the transactions described herein.


ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the transactions described in Item 4 was to increase the ownership of Groupe AB in the Company, by way of a recapitalization of the Company in which loans extended by Groupe AB were converted into equity of the Company, and gain control of the Company.

          In addition to the transactions described in Item 3, on December 26, 2000, in response to a request from Groupe AB, the size of the Board of the Company was increased and an additional five individuals affiliated with Groupe AB (including Mr. Berda) were appointed to the Board, allowing persons affiliated with Groupe AB to hold a majority of the seats on the Board. Since Groupe AB has become the majority shareholder of the Company and achieved majority on its Board of Directors, it has advocated the undertaking of certain restructuring activities, including certain cost reduction measures and the disposition of certain business units to focus the Company's resources on its media activities. In September 2000, the Company decided to divest its business units engaged in technology activities (relating primarily to computer graphics animation and smart card technology). The Company expects to sell the assets of its technology businesses before the end of 2001.

          Other than as described herein, Mr. Berda and Groupe AB no have present plans or proposals which would result in or relate to (a) the acquisition by either of them of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present recapitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, national securities association; (h) causing any securities of the

Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (i) any action similar to any of those enumerated above. However, Groupe AB and Mr. Berda and may discuss one or more of the foregoing matters with the Company, its other directors or management or other shareholders of the Company, or may formulate plans or proposals relating to one or more of the foregoing matters. Mr. Berda and Groupe AB reserve the right to take any and all actions they may deem appropriate to maximize the value of their holdings in the Company.

          Mr. Berda and Groupe AB reserve the right, based on their continuing review of the market price of the Shares, conditions in the securities market generally, general economic conditions, and other relevant factors, to acquire additional Shares in the open market, in privately negotiated transactions or otherwise, to dispose of any of the Shares they own, or may otherwise acquire, or otherwise to change their intentions with respect to any or all of the matters referred to in this Item 4, provided, however, that it is Groupe AB's current intention to retain control of the Company. In addition, Groupe AB currently intends to continue to fund the significant financing requirements of the Company with convertible loans, which may result in a higher percentage of control by Groupe AB should such loans be converted into equity.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          As a result of the recapitalization and subsequent transactions, Groupe AB currently has beneficial ownership of 22,599,124 Shares, corresponding to 59.4% of the Shares issued and outstanding on an adjusted basis, in the form of (a) 17,798,452 Shares and (b) warrants to purchase 4,800,672 Shares. Groupe AB has sole voting power with respect to such Shares.

          As a result of the recapitalization and subsequent transactions, Mr. Berda currently has beneficial ownership of 22,813,646 Shares, corresponding to 59.9% of the Shares issued and outstanding on an adjusted basis, in the form of (a) 17,977,022 Shares and (b) warrants to purchase 3,467,339 Shares. The number of Shares that Mr. Berda beneficially owns includes the 22,599,124 Shares owned of record by Groupe AB as well as 178,570 Shares owned of record by BIMAP and Media Ventures. Mr. Berda has sole voting power with respect to 17,798,452 Shares owned of record by Groupe AB SA, in which Mr. Berda is the majority shareholder and with respect to 140,000 Shares owned of record by BIMAP, in which JLC Holding, a company wholly owned by Mr. Berda is the sole shareholder. Mr. Berda has shared voting power with respect to 38,570 Shares owned by MMI, which is a company owned 70.0% by Media Ventures, in which BIMAP is a minority shareholder.

          In June 2001, David Ho, a shareholder of the Company unaffiliated with Groupe AB or Mr. Berda, granted Groupe AB an option exerciseable until August 15, 2001 to purchase 10,279,983 Shares at a price of $0.60 per Share. Groupe AB has not yet exercised its rights pursuant to this option and Mr. Ho still has beneficial ownership of such Shares.

          Other than as described herein, neither Mr. Berda nor Groupe AB has effected any transactions in the Shares during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

          There are no contracts, arrangements or understandings among Mr. Berda, Groupe AB and the Company, or between such persons and any other person, with respect to any of the Shares of the Company beneficially owned by any of them, or with respect to the control of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


        Exhibit 1: Joint Filing Agreement dated June 26, 2001, between Groupe AB SA and Claude Berda relating to the filing of this joint Schedule 13D.

                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 26, 2001





                                      By /s/  Claude Berda
                                         ----------------------------
                                       Name:  Claude Berda



                                      for himself and on behalf of Groupe AB SA

                                                                     EXHIBIT 1


                           Agreement of Joint Filing




Groupe AB SA and Claude Berda hereby agree that the Statement on Schedule 13D to which this Agreement is attached as an exhibit, as well as all future amendtments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.



June 26, 2001





                                      GROUPE AB SA





                                      By /s/ Claude Berda
                                         ----------------------------
                                       Name:  Claude Berda
                                       Title: CEO and Chairman






                                      CLAUDE BERDA





                                      /s/ Claude Berda
                                      ------------------------------